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SEC Mail Processing Section
MAR 13 2017
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-46299

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LightPath Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1453 Third Street Promenade, Suite 315
(No. and Street)

Los Angeles	CA	90401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louie Ucciferri 310 - 442 - 0596
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anton & Chia, LLP
(Name – *if individual, state last, first, middle name*)

3501 Jamboree Road, Suite 540	Newport Beach	CA	92660
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Luigi Ucciferri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LightPath Capital, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Finop + Chief Compliance Officer
Title

Notary Public — Please see attached certificate

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Ventura

Subscribed and sworn to (or affirmed) before me on this 10th day of March, 2017, by
Date Month Year

(1) Luigi Ucciferri

(and (2)__________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature Emily Moreno
Signature of Notary Public


EMILY MORENO
Notary Public - California
Ventura County
Commission # 2168680
My Comm. Expires Oct 20, 2020

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report **Document Date:** Mar, 10, 2017

Number of Pages: 2 **Signer(s) Other Than Named Above:** __________

CONTENTS


NTON &
HIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
LightPath Capital, Inc.

We have audited the accompanying financial statements of LightPath Capital, Inc. (the "Company"), which comprise of the statement of financial condition as of December 31, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Anton & Chia, LLP

Newport Beach, CA
February 28, 2017

The accompanying notes are an integral part of these financial statements.

LIGHTPATH CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash		$	127,431
Total assets		$	127,431

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:			
Accounts payable and accrued expenses		$	82,053
Total liabilities			82,053
Stockholder's' equity:			
Capital stock, no par value, 10,000 shares authorized, 100 shares issued and outstanding	34,000		
Retained earnings	11,378		
Total stockholder's equity			45,378
Total liabilities and stockholder's equity		$	127,431

The accompanying notes are an integral part of these financial statements.

LIGHTPATH CAPITAL, INC.
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2016

Revenues:				
Commissions			$	1,445,607
Fee based income				227,165
Other income				41,477
Total revenues				1,714,249
Operating expenses:				
Commission expense	$	1,152,778		
Occupancy		8,400		
Professional fees		324,211		
Regulatory fees, other taxes, and licenses		17,797		
Other expenses		55,214		
Total expenses				1,558,400
Income before income taxes				155,849
Income taxes				1,100
Net income			$	154,749

The accompanying notes are an integral part of these financial statements.

LIGHTPATH CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2016

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, beginning of year, as previously reported	$ 34,000	-	12,054	46,054
Prior period adjustment	-	-	(1,425)	(1,425)
Balance, beginning of year, as restated	34,000	-	10,629	44,629
Distributions	-	-	(154,000)	(154,000)
Net income for the year	-	-	154,749	154,749
Balance at end of year	$ 34,000	-	11,378	45,378

The accompanying notes are an integral part of these financial statements.

LIGHTPATH CAPITAL, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:		
Net income		$ 154,749
Adjustments to reconcile net income to net cash provided by for operating activities:		
Decrease in commission receivable	$ 32,000	
Increase in accounts payable and accrued expenses	50,890	
Total adjustments		82,890
Net cash flows provided by operating activities		237,639
Cash flows from investing activities		-
Cash flows from financing activities		
Distributions	(154,000)	
Net cash flows used for financing activities		(154,000)
Net increase in cash		83,639
Cash at beginning of year		43,792
Cash at end of year		$ 127,431

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ 1,100
Interest expense	$ -

The accompanying notes are an integral part of these financial statements.

LIGHTPATH CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

LightPath Capital, Inc. (the "Company") was organized in the State of California in June of 1993, under the name of Protective Brokerage Corporation. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). In January of 1997, the Company changed its name to Streamline Capital Corporation, and in April of 2014, the Company changed its name to LightPath Capital, Inc.

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including merger and acquisition advisory services, the private placement of securities, placements, and the introduction of institutional investors and investment managers.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(1), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities and Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Method of Accounting

The Company's financial statements have been prepared using the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company receives commissions and fees which are recognized as earned.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements estimates.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes

The Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax which is the greater of 1.5% of net income or $800.

(2) PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following:

	Federal	State	Total
Current	$ -	$ 1,100	$ -
Deferred	-	-	-
Total	$ -	$ 1,100	$ -

(3) PRIOR PERIOD ADJUSTMENT

An error resulting in the misstatement of accounts payable was discovered by management during the year ending December 31, 2016. An adjustment totaling ($1,425) was recorded to restate retained earnings at December 31, 2015.

(4) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 28, 2017. No transactions or events were found that were material enough to require recognition in the financial statements.

(5) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2016, the net capital was $45,378 which exceeded the required minimum capital by $39,908. The aggregate indebtedness to net capital ratio was 1.81 to 1.

LIGHTPATH CAPITAL, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2016

Total equity from statement of financial condition	$	45,378
Less non-allowable assets		-
Net capital	$	45,378

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3 % of aggregate indebtedness)	$	5,470
Minimum dollar net capital required	$	5,000
Net capital requirement (greater of above two figures)	$	5,470
Excess net capital	$	39,908

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$	82,053
Ratio of aggregate indebtedness to net capital		1.81 to 1
Percentage of debt to debt-equity total computed in in accordance with Rule 15c3-1 (d)		N/A

LIGHTPATH CAPITAL, INC.
RECONCILIATION OF NET CAPITAL

DECEMBER 31, 2016

Net capital as reported in unaudited Focus Report Part IIA	45,377
Adjustment:	
Accounts Payable	1
Net capital as reported in audited financial statements	45,378

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital for the reason noted above. The difference is not material. As such, the Company is in compliance with the minimum net capital requirement.

LIGHTPATH CAPITAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2016

Not Applicable - The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

LIGHTPATH CAPITAL, INC.

INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2016

Not Applicable - The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.


NTON &
HIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
LightPath Capital, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) LightPath Capital, Inc. (the "Company") identified the following provision of 17 C.F.R 15c3-3k under which the Company claimed an exemption from 17 C.F.R 240.15c3-3: (2)(i) the exemption provisions and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the identified exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions review is substantially less in scope that an examination the objective of which is the expression of an opinion on managements statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to managements statements referred to above for them to be fairly stated in all material respects based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

/s/ Anton & Chia, LLP

Newport Beach, CA
February 28, 2017

The accompanying notes are an integral part of these financial statements.

LightPath Capital, Inc.

Exemption Report

December 31, 2016

LightPath Capital, Inc. operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3.

During the year ended December 31, 2016, the Firm met the provisions of this exemption without exception.



Louie Ucciferri
Chief Compliance Officer



CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Stockholder
LightPath Capital, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerate below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by LightPath Capital, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc. (FINRA) and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed at our endings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Anton & Chia, LLP

Newport Beach, CA
February 28, 2017

The accompanying notes are an integral part of these financial statements.

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

LIGHTPATH CAPITAL, INC.
1453 Third Street Promenade, Suite 315
Los Angeles, CA 90401

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Louie Ucciferri 818-481-7641

WORKING COPY

2. A. General Assessment (item 2e from page 2) $4,182

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,213)

July 26, 2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,969

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $2,969

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LIGHTPATH CAPITAL, INC.
(Name of Corporation, Partnership or other organization)

Louie Ucciferri
(Authorized Signature)

Dated the 24th day of February, 2017.

Financial and Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2016
and ending 12/31/2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $1,672,772

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $1,672,772

2e. General Assessment @ .0025 $4,182

(to page 1, line 2.A.)